FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated August 10, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40 ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom

Contacts:	Szabolcs Czenthe, Magyar Telekom IR
+36-1-458-0437
Gyula Fazekas, Magyar Telekom IR
+36-1-457-6186
Rita Walfisch, Magyar Telekom IR
+36-1-457-6036
investor.relations@telekom.hu

2006 interim results: on track to meet full year targets

Budapest — August 10, 2006 — Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first six months of 2006, in accordance with International Financial Reporting Standards (IFRS). From the second quarter of 2005, the consolidated income statement includes the results of Telekom Montenegro Group (“TCG”), while the company’s balance sheet has been consolidated in Magyar Telekom’s accounts as of March 31, 2005.

Highlights:

•                  Revenues grew by 5.4% to HUF 316.1 bn (EUR 1,214.0 m) in H1 2006 compared with the same period last year. The higher mobile, internet and system integration & IT-related revenues compensated for the lower outgoing traffic revenues.

•                  EBITDA grew slightly by 0.5% to HUF 124.7 bn, with an EBITDA margin of 39.5%. Group EBITDA excluding investigation-related costs was HUF 126.5 bn with an EBITDA margin of 40.0%.

•                  Gross additions to tangible and intangible assets were HUF 43.8 bn. The portion relating to the fixed line segment reached HUF 19.1 bn with mobile at HUF 24.7 bn. Within the mobile segment, HUF 6.7 bn was spent on UMTS-related investments and HUF 6.5 bn on the EDR project.

•                  Fixed line segment: external revenues (after elimination of inter-segment revenues) increased by 3.4% to HUF 168.1 bn, mainly as increased internet broadband and system integration & IT-related revenues offset the decline, primarily in outgoing traffic revenues. EBITDA amounted to HUF 59.6 bn and the EBITDA margin on external revenues was 35.5%.

•                  Mobile segment: external revenues increased by 7.8% to HUF 148.1 bn driven by voice revenues and enhanced services revenues. EBITDA amounted to HUF 65.1 bn with the EBITDA margin on external revenues reaching a strong 44.0%.

•                  Profit attributable to equity holders of the company (net income) fell by 10.8%, from HUF 41.4 bn (EUR 167.2 m) to HUF 36.9 bn (EUR 141.8 m). Despite the slight EBITDA growth, net income declined primarily driven by higher depreciation and amortization, as well as increased net financial expenses (mainly as a result of the higher foreign exchange loss due to the weakening of HUF on account payables and receivables).

•                  Net cash from operating activities was HUF 91.7 bn due to the combined impact of a broadly stable EBITDA and increased income tax paid, partly offset by other cash flows from operations reflecting a lower severance payment in H1 2006. Net cash utilized in investing activities fell to HUF 74.7 bn. The TCG acquisition in Q1 2005 offset the increased spending on tangible and intangible asset (capex) in H1 2006. The higher capex is mainly due to the EDR/TETRA project investment at the Hungarian mobile operations. Net cash flows from financing activities reflect the absence of a dividend payment in H1 2006.

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•                  Net debt decreased by HUF 24.2 bn compared to the end of December 2005, driven by the loan repayment during the first half of 2006. The net debt ratio (net debt to net debt plus equity plus minority interests) fell to 29.6% at June-2006 (33.1% at end-2005).

Elek Straub, Chairman and CEO commented: “I am pleased to report an above 4% top line growth and a broadly stable EBITDA, excluding the one-time impact of the investigation-related expenses, in the second quarter of this year. These figures underline that we are on track to achieve our targets set for this year. In line with our strategy, we capitalized on inorganic growth opportunities in the second quarter through, for example, the purchase of Dataplex and KFKI (Hungarian IT companies). In the latter case, we are awaiting Competition Office approval for the acquisition. In the Hungarian fixed line business, the number of flat rate solutions continued to grow, increasing the access revenue stream. However, traffic erosion also continued. The successful ADSL sales campaign contributed to sustained growth in internet revenues. In the Hungarian mobile market, we preserved the strong leading position; underlying financial performance was stable. In the second quarter of this year, T-Mobile was the first in Hungary to launch a super-speed HSDPA mobile-internet service. By introducing broadband data transmission solutions in Hungary, T-Mobile once again demonstrated the Group’s clear leadership in the market. Regarding the EDR investment, the service started in Budapest in April 2006 and we accounted revenue for the service in the second quarter. Finally, international operations in Macedonia and Montenegro performed well, contributing to Group revenue and EBITDA in line with our expectations.”

Hungarian fixed line operations: growing IT and broadband revenues, continuous fall in traffic

Revenues before elimination grew by 2.5% to HUF 73.4 bn in Q2 2006 over the same period in 2005 with an EBITDA margin for the quarter at 31.6%. In Q2, excluding the HUF 1.5 bn cost of the investigation (accounted for within the Headquarter costs), EBITDA was HUF 24.6 bn with a 33.6% EBITDA margin. The segment EBITDA was negatively influenced by the retrospective application of the reduced interconnection fees (net HUF 1 bn) and positively influenced by a HUF 0.8 bn increase in receivables relating to reimbursements from the Universal Telecommunications Support Fund. Domestic and international traffic revenues combined declined by 22.4%, mainly due to mobile substitution and traffic loss to fixed line competitors. Fixed-to-mobile minutes fell but local traffic and domestic long distance traffic increased. Nevertheless, discounts and bundled minutes provided in our packages contributed to the revenue decline. At the same time, system integration & IT revenues grew from HUF 2.2 bn to HUF 6.1 bn. Internet revenues also increased, as a result of a significant increase in the number of installed ADSL lines. The total number of broadband connections (mainly ADSL and cable) reached almost 446 thousand at end-June 2006. Strong mobile substitution and number portability resulted in a continuous decline in the total number of fixed lines (down 4.6% at end-June 2006 compared to a year ago). Customised tariff packages at parent company represented around 80% of the total number of lines, with 1.9 million lines at the end of the second quarter of 2006.

International fixed line operations: top line growth and EBITDA expansion

Revenues before elimination grew by 12.1% to HUF 17.2 bn in Q2 2006, reflecting the FX rate impact and the strong contribution of Telekom Montenegro. EBITDA increased to HUF 6.2 bn with an EBITDA margin of 35.7%. Despite lower traffic revenues, MakTel’s fixed line revenues grew by 5.2%, reflecting a favourable foreign exchange movement (6.5%), and growing subscription, international wholesale and internet-related revenues. EBITDA fell by 5.7% to HUF 4.7 bn, primarily as a result of the increased other operating expense. EBITDA margin was 42.4%. Telekom Montenegro’s fixed line operations contributed HUF 4.8 bn to Group revenues in the second quarter of 2006 (HUF 4.2 bn in Q2

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2005). The growth was fuelled by higher IC and internet revenues. EBITDA contribution increased to HUF 1.5 bn (against a negative of HUF 0.4 bn in Q2 2005) as the higher payment to other network operators was compensated by a fall in employee-related expenses due to a severance provision of HUF 1.3 bn booked in Q2 2005.

Hungarian mobile operations: strong market position coupled with sound underlying financial performance

Revenues before elimination grew by 2.3% to HUF 70.1 bn in Q2 2006 as a result of higher enhanced service revenues and, to a lesser extent, higher traffic and access revenues. EBITDA was HUF 26.7 bn with an EBITDA margin of 38.1%, reflecting higher other operating expenses, partly offset by lower employee-related expenses. A major driver of the higher other operating expense in Q2 2006 was a HUF 1.1 bn accrual re-created for payments to the Universal Telecommunications Support Fund following an unfavourable Court decision in 2006. At the same time, receivables from the Fund shown in the Hungarian fixed line operations increased by HUF 0.8 bn. Average acquisition cost per customer continued to fall reflecting reduced subsidies in both prepaid and postpaid segments. When calculating subscriber acquisition cost, we include the connection margin (SIM card cost less the connection fee) and the sales-related equipment subsidy and agent fee. Although the introduction of new packages generated higher usage and growth in value added services, the discounts and bundled free minutes offered, combined with the impact of regulatory changes and the extensive use of closed user group offers, resulted in a slight reduction in ARPU (monthly average revenue per user). MOU (monthly average minutes of use per subscriber) grew to 142 in the second quarter of 2006, indicative of the improved price elasticity.

International mobile operations: impressive growth in Montenegro, very high EBITDA margin in Macedonia

Revenues before elimination grew by 15.1% to HUF 12.7 bn in Q2 2006, driven by the FX rate effect and the strong performance of Monet, the mobile subsidiary of Telekom Montenegro. EBITDA was HUF 6.7 bn with a high EBITDA margin of 52.9%. MakTel’s mobile business reported 10.6% revenue growth in a growing market characterised by strong tariff competition. EBITDA at Mobimak was HUF 5.3 bn with an outstanding EBITDA margin of 56.4%. Finally, Monet was a further contributor to international mobile operations with revenues of HUF 3.2 bn (up 31.3%) and an EBITDA of HUF 1.4 bn in Q2 2006 (against HUF 1.0 bn in Q2 2005).

As disclosed in the full-year 2005 results announcement made on February 13, 2006, in the first quarter 2006 results announcement made on May 11, 2006 as well as in announcements made on March 30, 2006, on April 26, 2006, on July 3, 2006 and on July 27, 2006, the Company is still inquiring into certain contracts and certain actions taken subsequent to these contracts including potential interference with the investigation to determine whether they have been entered into in violation of Company policy or applicable law or regulation. This inquiry, which is being conducted by an independent law firm and supervised by the Audit Committee, is still ongoing and it is at this point still too early to determine its outcome. The Company also announced that due to the delay to the respective Annual General Meetings, the Company and some of its subsidiaries have failed and may fail to meet certain deadlines prescribed by the Hungarian and other applicable laws and regulations for preparing and filing audited annual results. The Company has notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation and is in contact with these authorities regarding the investigation. The Company is committed to complying fully with the requirements and requests of these and other authorities with jurisdiction over it. In its Resolution No J-III-B/86.332/2006, the Hungarian Financial Supervisory Authority ordered Magyar Telekom to prepare its annual report and to take all possible and necessary legal measures in order to comply with the statutory obligations. The Company is currently investigating the legal solutions to hold a GM and prepare the annual report as soon as possible. No assurance can be given that, as a result of the investigation, the audited financial statements for 2005 and financial statements for any other period will not vary from those published prior to the completion of the investigation.

About Magyar Telekom

Magyar Telekom is the principal provider of telecom services in Hungary. Magyar Telekom provides a broad range of services including traditional fixed line and mobile telephony, data transmission and value-added

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services. Magyar Telekom owns 51% of the shares of MakTel, the sole fixed line operator and its subsidiary Mobimak, the leading mobile operator in Macedonia. Magyar Telekom has a majority stake in Telekom Montenegro. TCG Group provides fixed, mobile and Internet services in Montenegro. Key shareholders of Magyar Telekom as of June 30, 2006 include MagyarCom Holding GmbH (59.21%), owned by Deutsche Telekom AG. The remainder, 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s H1 2006 results please visit our website:

(www.magyartelekom.hu/english/investorrelations/main.vm) or the website of the Budapest Stock Exchange (www.bse.hu).

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MAGYAR TELEKOM
Consolidated
Balance Sheets - IFRS	June 30, 2005	June 30, 2006	% change
(HUF million)	(Unaudited)	(Unaudited)

ASSETS

Current assets

Cash and cash equivalents	55,890	54,842	(1.9)%
Other financial assets held for trading	227	2,068	811.0%
Trade and other receivables	98,342	100,275	2.0%
Current income tax receivable	2,268	2,916	28.6%
Inventories	9,336	11,440	22.5%
Assets held for disposal	2,945	3,984	35.3%

Total current assets	169,008	175,525	3.9%

Non current assets

Property, plant and equipment - net	582,535	577,588	(0.8)%
Intangible assets - net	309,811	327,896	5.8%
Associates	4,083	5,306	30.0%
Deferred taxes	13,585	14,602	7.5%
Other non current assets	7,731	5,826	(24.6)%

Total non current assets	917,745	931,218	1.5%

Total assets	1,086,753	1,106,743	1.8%

LIABILITIES

Current liabilities

Loans from related parties	92,278	54,000	(41.5)%
Loans and other borrowings - third party	54,264	45,080	(16.9)%
Trade and other payables	123,387	109,786	(11.0)%
Current income tax payable	358	622	73.7%
Deferred revenue	1,471	564	(61.7)%
Provisions for liabilities and charges	10,044	5,357	(46.7)%
Short term derivatives	0	892	n.a.

Total current liabilities	281,802	216,301	(23.2)%

Non current liabilities

Loans from related parties	212,000	205,432	(3.1)%
Loans and other borrowings - third party	40,154	24,751	(38.4)%
Deferred revenue	412	165	(60.0)%
Deferred taxes	2,587	3,544	37.0%
Provisions for liabilities and charges	2,021	2,927	44.8%
Other non current liabilities	160	5,239	3,174.4%

Total non current liabilities	257,334	242,058	(5.9)%

Total liabilities	539,136	458,359	(15.0)%

EQUITY

Shareholders' equity

Common stock	104,281	104,277	(0.0)%
Additional paid in capital	27,382	27,380	(0.0)%
Treasury stock	(3,842)	(1,926)	(49.9)%
Cumulative translation adjustment	(3,032)	13,358	n.m.
Retained earnings	360,124	437,051	21.4%
Total shareholders' equity	484,913	580,140	19.6%
Minority interests	62,704	68,244	8.8%
Total equity	547,617	648,384	18.4%

Total liabilities and equity	1,086,753	1,106,743	1.8%

MAGYAR TELEKOM
Consolidated	6 months ended June 30,		%
Income Statements - IFRS	2005	2006	change
(HUF million)	(Unaudited)	(Unaudited)

Revenues

Subscriptions	45,187	46,718	3.4%
Domestic outgoing traffic revenues	45,409	36,650	(19.3)%
International outgoing traffic revenues	5,560	5,141	(7.5)%
Value added, cable voice and other services	5,474	4,826	(11.8)%

Voice - retail revenues	101,630	93,335	(8.2)%

Domestic incoming traffic revenues	3,724	3,959	6.3%
International incoming traffic revenues	7,227	9,304	28.7%

Voice - wholesale revenues	10,951	13,263	21.1%

Voice revenues total	112,581	106,598	(5.3)%

Internet broadband	13,874	19,626	41.5%
Internet narrowband, content and other	5,233	4,098	(21.7)%

Internet revenues total	19,107	23,724	24.2%

Data	13,060	13,654	4.5%

System Integration/Information Technology	4,409	8,767	98.8%

Multimedia	7,650	8,719	14.0%

Equipment sales	2,190	2,266	3.5%

Other revenues	3,532	4,327	22.5%

Total fixed segment revenues	162,529	168,055	3.4%

Network usage and access	108,046	116,701	8.0%
Enhanced services	17,969	20,515	14.2%
Equipment sales and activation fee	10,358	10,163	(1.9)%
Other revenues	1,025	713	(30.4)%
Total mobile segment revenues	137,398	148,092	7.8%

Total revenues	299,927	316,147	5.4%

Employee-related expenses	(45,215)	(43,823)	(3.1)%
Depreciation and amortization	(56,026)	(60,734)	8.4%
Payments to other network operators	(45,360)	(44,984)	(0.8)%
Cost of telecommunications equipment sales	(15,782)	(18,195)	15.3%
Other operating expenses - net	(69,464)	(84,423)	21.5%

Total operating expenses	(231,847)	(252,159)	8.8%

Operating profit	68,080	63,988	(6.0)%

Net financial expenses	(15,099)	(16,249)	7.6%

Share of associates’ profits/(losses) after tax	62	443	614.5%

Profit before income tax	53,043	48,182	(9.2)%

Income tax	(6,516)	(5,730)	(12.1)%

Profit for the period	46,527	42,452	(8.8)%

Attributable to:
Equity holders of the Company (Net income)	41,376	36,926	(10.8)%
Minority interests	5,151	5,526	7.3%
	46,527	42,452	(8.8)%

MAGYAR TELEKOM
Consolidated	6 months ended June 30,		%
Cashflow Statements - IFRS	2005	2006	change
(HUF million)	(Unaudited)	(Unaudited)

Cashflows from operating activities

Operating profit	68,080	63,988	(6.0)%
Depreciation and amortization of fixed assets	56,026	60,734	8.4%
Change in working capital	(4,197)	(3,688)	(12.1)%
Amortization of deferred income	(805)	(456)	(43.4)%
Interest paid	(15,775)	(16,104)	2.1%
Bank and other finance charges paid	(1,529)	(1,642)	7.4%
Income tax paid	(3,481)	(7,664)	120.2%
Other cashflows from operations	(5,548)	(3,479)	(37.3)%

Net cashflows from operating activities	92,771	91,689	(1.2)%

Cashflows from investing activities

Purchase of tangible and intangible assets	(46,350)	(54,949)	18.6%
Purchase of subsidiaries and business units	(36,986)	(25,043)	(32.3)%
Cash acquired through business combinations	1,866	29	(98.4)%
Interest received	1,046	1,246	19.1%
Dividends received	1,729	157	(90.9)%
Proceeds from sale of trading investments - net	(72)	(253)	251.4%
Proceeds from disposal of non current assets	408	4,111	907.6%

Net cashflows from investing activities	(78,359)	(74,702)	(4.7)%

Cashflows from financing activities

Dividends paid to shareholders and minority interest	(70,570)	(58)	(99.9)%
Net proceeds of loans and other borrowings	74,798	(15,448)	n.m.
Other	0	(18)	n.a.

Net cashflows from financing activities	4,228	(15,524)	n.m.

Effect of foreign exchange rate changes on cash
and cash equivalents	371	7,319	1,872.8%

Change in cash and cash equivalents	19,011	8,782	(53.8)%

Cash and cash equivalents, beginning of period	36,879	46,060	24.9%

Cash and cash equivalents, end of period	55,890	54,842	(1.9)%

Change in cash and cash equivalents	19,011	8,782	(53.8)%

Summary of key operating statistics

GROUP	Jun 30, 2005	Jun 30, 2006	% change

EBITDA margin	41.4%	39.5%	n.a.
Operating margin	22.7%	20.2%	n.a.
Net income margin	13.8%	11.7%	n.a.
ROA	7.8%	6.7%	n.a.
Net debt	342,579	272,353	(20.5)%
Net debt to total capital	38.5%	29.6%	n.a.
Number of employees (closing full equivalent)	13,683	11,967	(12.5)%

FIXED LINE SEGMENT	Jun 30, 2005	Jun 30, 2006	% change

Hungarian fixed line operations

Fixed line penetration	36.7%	35.0%	n.a.
Digitalization of exchanges with ISDN	95.2%	100.0%	n.a.
Number of closing lines (1)
Residential	2,037,984	1,943,881	(4.6)%
Business	255,075	242,198	(5.0)%
Payphone	22,488	21,831	(2.9)%
ISDN channels	516,976	494,690	(4.3)%
Total lines	2,832,523	2,702,600	(4.6)%

Traffic in minutes (thousands) (1)
Local	1,689,070	1,698,735	0.6%
Long distance	545,208	591,036	8.4%
Fixed to mobile	396,175	312,807	(21.0)%
Domestic outgoing traffic	2,630,453	2,602,578	(1.1)%
International outgoing traffic	58,958	50,957	(13.6)%
Internet (2)	1,164,769	633,116	(45.6)%
Total outgoing traffic	3,854,180	3,286,651	(14.7)%

Data products
ADSL lines	250,368	407,682	62.8%
Number of Internet subscribers
Dial-up	98,651	52,133	(47.2)%
Leased line	777	718	(7.6)%
DSL	167,477	263,837	57.5%
W-LAN	1,320	1,368	3.6%
CATV	18,338	36,173	97.3%
Total Internet subscribers	286,563	354,229	23.6%
Market share in the dial-up market (estimated)	43%	37%	n.a.
Managed leased lines (Flex-Com connections) (1)	10,715	9,852	(8.1)%
Cable television customers	389,114	408,299	4.9%
Total broadband Internet access (3)	270,803	445,941	64.7%

International fixed line operations

Macedonian fixed line penetration	28.1%	24.9%	n.a.
Number of closing lines
Residential	509,224	450,243	(11.6)%
Business	51,374	44,506	(13.4)%
Payphone	2,645	2,316	(12.4)%
ISDN channels	43,074	41,124	(4.5)%
Total Macedonian lines	606,317	538,189	(11.2)%

Macedonian traffic in minutes (thousands)
Local	730,843	619,309	(15.3)%
Long distance	106,476	89,909	(15.6)%
Fixed to mobile	70,708	62,394	(11.8)%
Domestic outgoing traffic	908,027	771,612	(15.0)%
International outgoing traffic	16,206	13,960	(13.9)%
Internet	112,026	101,534	(9.4)%
Total outgoing Macedonian traffic	1,036,259	887,106	(14.4)%

Data products (Macedonia)
ADSL lines	5,530	11,304	104.4%
Number of Internet subscribers
Dial-up	74,880	95,116	27.0%
Leased line	151	138	(8.6)%
DSL	5,530	11,304	104.4%
Total Internet subscribers	80,561	106,558	32.3%
Market share in the dial-up market (estimated)	81.0%	91.5%	n.a.

Montenegrin fixed line penetration	31.2%	31.2%	n.a.
Number of closing lines
PSTN lines	176,963	174,986	(1.1)%
ISDN channels	17,046	20,754	21.8%
Total Montenegrin lines	194,009	195,740	0.9%

Montenegrin traffic in minutes (thousands)
Local	151,161	162,111	7.2%
Long distance	59,775	63,010	5.4%
Fixed to mobile	20,631	19,102	(7.4)%
Domestic outgoing traffic	231,567	244,223	5.5%
International outgoing traffic	5,740	6,091	6.1%
Internet	188,812	192,253	1.8%
Total outgoing Montenegrin traffic	426,119	442,567	3.9%

Data products (Montenegro)
ADSL lines	243	3,143	1,193.4%
Number of Internet subscribers
Prepaid	27,627	26,107	(5.5)%
Leased line	99	113	14.1%
DSL	243	3,143	1,193.4%
Total Internet subscribers	27,969	29,363	5.0%
Market share in the dial-up market (estimated)	98%	98%	n.a.

(1) Magyar Telekom Plc. + Emitel (100% owned by Magyar Telekom Plc.)

(2) Internet minutes include traffic both on analog lines (reported earlier as local traffic) and on ISDN lines (not reported earlier as traffic minutes)

(3) Includes ADSL lines operated by Magyar Telekom Plc. and Emitel plus T-Online Hungary’s broadband customers (other than the ADSL purchased from Magyar Telekom)

MOBILE SEGMENT	Jun 30, 2005	Jun 30, 2006	% change

Hungarian mobile operations

Mobile penetration	88.6%	93.8%	n.a.
Market share of T-Mobile Hungary	45.6%	45.3%	n.a.
Number of customers (RPC)	4,081,150	4,279,123	4.9%
Postpaid share in the RPC base	30.1%	33.1%	n.a.
MOU	120	136	13.3%
ARPU	4,847	4,816	(0.6)%
Postpaid ARPU	11,067	10,206	(7.8)%
Prepaid ARPU	2,251	2,252	0.0%
Overall churn rate	16.1%	16.4%	n.a.
Postpaid	10.6%	9.8%	n.a.
Prepaid	18.4%	19.6%	n.a.
Enhanced services within ARPU	670	726	8.4%
Average acquisition cost (SAC) per customer	7,187	6,504	(9.5)%

International mobile operations

Macedonian mobile penetration	54.1%	63.5%	n.a.
Market share of Mobimak	71.7%	67.7%	n.a.
Number of customers (RPC)	799,763	890,953	11.4%
Postpaid share in the RPC base	15.6%	17.3%	n.a.
MOU	61	66	8.2%
ARPU	3,016	2,992	(0.8)%

Montenegrin mobile penetration	75.7%	90.2%	n.a.
Market share of Monet	42.7%	40.9%	n.a.
Number of customers (RPC)	200,174	228,546	14.2%
Postpaid share in the RPC base	13.4%	17.2%	n.a.
MOU	128	135	5.5%
ARPU	3,861	4,037	4.6%

Analysis of the Financial Statements

for the six months ended June 30, 2006

Exchange rate information

The Euro strengthened by 14.0% against the Hungarian Forint year on year (from 247.36 HUF/EUR on June 30, 2005 to 281.93 HUF/EUR on June 30, 2006). The average HUF/EUR rate increased from 247.48 in the first half of 2005 to 260.42 in the same period of 2006.

The U.S. Dollar strengthened by 8.3% against the Hungarian Forint year on year (from 204.79 HUF/USD on June 30, 2005 to 221.78 HUF/USD on June 30, 2006).

Analysis of group income statements

Magyar Telekom acquired a 51.12% stake in the Montenegrin Telecommunications Company (“Telekom Montenegro” or “TCG”) from the government of Montenegro in March 2005. At the same time, we acquired an additional 21.92% of TCG’s shares from minority shareholders. As the result of a public offer, Magyar Telekom acquired a 3.49% stake in TCG on May 24, 2005 increasing its total stake to 76.53%.

TCG’s balance sheet was consolidated in our accounts as of March 31, 2005, while the results of TCG are included in our consolidated income statement from the second quarter of 2005.

On December 20, 2005, Magyar Telekom Plc.’s Extraordinary General Meeting approved the decision on the merger of Magyar Telekom Ltd. and T-Mobile Hungary (“TMH”). The court registration of the merger took place on February 28, 2006. From March 1, 2006, Magyar Telekom Plc. is the legal successor of TMH. At the same time, TMH will continue its operations within Magyar Telekom Plc. under an independent brand and as an independent line of business. T-Mobile Hungary, as mentioned throughout this report, means the mobile services line of business of Magyar Telekom.

On March 1, 2006, Magyar Telekom Rt. changed its name to Magyar Telekom Nyilvánosan Működő Rt. (Magyar Telekom Telecommunications Public Limited Company) and its abbreviated name became Magyar Telekom Plc.

As disclosed in the full-year 2005 results announcement made on February 13, 2006, in the first quarter 2006 results announcement made on May 11, 2006 as well as in announcements made on March 30, 2006, on April 26, 2006, on July 3, 2006 and on July 27, 2006, the Company is still inquiring into certain contracts and certain actions taken subsequent to these contracts including potential interference with the investigation to determine whether they have been entered into in violation of Company policy or applicable law or regulation. This inquiry, which is being conducted by an independent law firm and supervised by the Audit Committee, is still ongoing and it is at this point still too early to determine its outcome. The Company also announced that due to the delay to the respective Annual General Meetings, the Company and some of its subsidiaries have failed and may fail to meet certain deadlines prescribed by the Hungarian and other applicable laws and regulations for preparing and filing audited annual results. The Company has notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation and is in contact with these authorities regarding the investigation. The Company is committed to complying fully with the requirements and requests of these and other authorities with jurisdiction over it. In its Resolution No J-III-B/86.332/2006, the Hungarian Financial Supervisory Authority ordered Magyar Telekom to prepare its annual report and to take all possible and necessary legal measures in order to comply with the statutory obligations. The Company is currently investigating the legal solutions to hold a GM and prepare the annual report as soon as possible. No assurance can be given that, as a result of the investigation, the audited financial statements for 2005 and financial statements for any other period will not vary from those published prior to the completion of the investigation.

In the first half of 2006, Magyar Telekom incurred HUF 1.8 bn expenses relating to the investigation, which are included in other operating expenses – net in the Hungarian fixed line operations as part of the Headquarters costs.

Revenues

Voice-retail revenues decreased by 8.2% in the first half of 2006 compared to the same period in 2005, mainly driven by lower domestic outgoing traffic revenues at Magyar Telekom Plc. due to lower traffic - especially in the fixed-to-mobile direction due to mobile substitution -, decreased customer base and the wider use of flat-rate packages.

Subscription fees showed an increase as subscription revenue from customized and supplementary packages at Magyar Telekom Plc. generated higher revenues as higher proportion of our customers chose such packages. The positive effect of the consolidation of TCG’s revenues in 2006 also appears on this revenue line. These increases were partly offset by decreased ISDN subscription revenues resulting from lower average number of customers and lower prices.

Domestic outgoing fixed line traffic revenues in the first half of 2006 amounted to HUF 36.7 bn compared to HUF 45.4 bn in the same period of 2005. Domestic outgoing traffic decreased by 1.1% in the Hungarian fixed line operations, mainly due to competition from other fixed line service providers and mobile substitution. The decreases in revenues are higher than the decreases in traffic, due to lower average per minute fees. Both Magyar Telekom Plc. and Emitel offered several price discounts to customers choosing different tariff packages. Customized tariff packages represented 80.3% of the lines at Magyar Telekom Plc. at June 30, 2006. The most popular of these packages are the Felező (Halving) package and the Favorit packages. Domestic outgoing traffic revenues also decreased at Maktel due to lower usage, partly compensated by price increases in August 2005. The consolidation of TCG’s revenues in 2006 partly offset these decreases.

International outgoing fixed line traffic revenues decreased by 7.5%, from HUF 5.6 bn in the first half of 2005 to HUF 5.1 bn in the same period of 2006. This decrease is mainly due to decreased outgoing minutes as well as price discounts given to subscribers of optional tariff packages at Magyar Telekom Plc. Outgoing international traffic revenues also decreased at Maktel as a result of lower volume of minutes. The consolidation of TCG’s revenues in 2006 partly offset these decreases.

Voice-wholesale revenues increased by 21.1% in the first half of 2006 compared to the same period in 2005 mainly driven by the consolidation of TCG.

Domestic incoming fixed line traffic revenues for the first half of 2006 increased by 6.3% compared to the same period in 2005. The main reason for this increase is the additional revenue resulting from the consolidation of TCG. Domestic incoming traffic revenues from mobile operators increased at Magyar Telekom Plc. resulting from higher traffic mainly in the mobile to international call relation. This increase was partly offset by significantly decreased revenues from LTOs at Magyar Telekom Plc., due to the application of the new RIO prices retrospectively for the period from September 2005 to June 2006.

International incoming fixed line traffic revenues increased to HUF 9.3 bn for the first half ended June 30, 2006 compared to HUF 7.2 bn for the same period in 2005. International incoming revenues increased partly due to the inclusion of TCG’s revenues. At Maktel, higher international incoming revenue is resulting from the 36.3% higher international incoming traffic. International incoming traffic revenues are also higher at Magyar Telekom Plc. due to the increased volume of international incoming traffic and higher HUF/EUR exchange rate, partly offset by lower average settlement rates. Higher traffic terminated in Magyar Telekom Plc. and LTO areas was only partly offset by lower mobile terminated international traffic transited by Magyar Telekom Plc. (due to migrations of international calls to mobile networks).

Internet revenues of the fixed line operations grew significantly to HUF 23.7 bn in the first half of 2006 compared to HUF 19.1 bn in the same period last year. This growth was due to the strong increase in the number of ADSL and Internet subscribers in the Hungarian fixed line operations. The number of ADSL subscribers of Magyar Telekom Plc. and Emitel grew to 407,682 (from 250,368 at the end of the first half of 2005) and the number of T-Online Internet connections grew by 23.6% to 354,229 compared to the previous year. The proportion of higher revenue generating broadband Internet customers grew significantly within the customer base, which also contributed to the revenue growth. By the end of June 2006, the total number of our broadband connections was over 445,000.

Data revenues grew by 4.5% to HUF 13.7 bn in the first half of 2006 compared to the same period in 2005. The increase is mainly driven by the inclusion of TCG and Orbitel revenues as well as higher broadband data retail revenues (mainly HSLL) at Magyar Telekom Plc., partly offset by lower narrowband retail revenues.

System Integration (“SI”) and IT revenues increased significantly by 98.8% and reached HUF 8.8 bn in the first half of 2006 compared to the same period last year, which resulted from increased number of SI/IT service projects, such as outsourcing services provided to E.ON and Erste Bank as well as SI and IT solutions provided to the government (E-Közmű). We own several SI/IT provider subsidiaries, such as Integris, Cardnet, BCN or Dataplex.

Multimedia revenues amounted to HUF 8.7 bn in the first half of 2006 as compared to HUF 7.7 bn in the same period of 2005. The increase is mainly due to the growth in cable TV revenues resulting from the increase in average number of cable TV subscribers and price increases effective from January 1, 2006.

Revenues from fixed line equipment sales increased moderately to HUF 2.3 bn for the first half ended June 30, 2006 compared to HUF 2.2 bn for the same period in 2005. Equipment sales revenue increase is due to higher amount of phonesets and ADSL modems sold in connection with the intensive media campaign, partly offset by lower rental fees of telecommunications equipment at Magyar Telekom Plc.

Other fixed line revenues increased by 22.5% and amounted to HUF 4.3 bn in the first half of 2006. Other revenues include construction, maintenance, rental, wholesale infrastructure service and miscellaneous revenues. The increase in other revenues is mainly due to higher revenues related to telephone book publishing and higher real estate rental revenues at Magyar Telekom Plc.

Revenues from mobile telecommunications services amounted to HUF 148.1 bn for the first half ended June 30, 2006 compared to HUF 137.4 bn for the same period in 2005 (a 7.8% increase). From the second quarter of 2005, the consolidated revenue of Monet, our Montenegrin mobile operator positively affected the revenues from mobile operations. Monet generated HUF 5.8 bn revenues in the first half of 2006, compared to HUF 2.4 bn in the second quarter of 2005. As of June 30, 2006, Monet had about 228,000 customers. In the first half of 2006, the revenues of Pro-M Zrt., the company established to build and operate the nation-wide EDR system in Hungary, also contributed to the revenue increase.

The majority of mobile telecommunications revenue is generated by T-Mobile Hungary, where the growth in revenues mainly resulted from the 14.2% higher enhanced services, which grew from HUF 18.0 bn to HUF 20.5 bn year over year. This revenue includes primarily short message service (“SMS”) and multimedia message service (“MMS”). The revenue growth is due to the increasing proportion of content messages with higher rates and higher access (data, WAP, Internet, GPRS, etc.) revenues.

While the penetration growth of mobile customers has slowed down in Hungary, TMH still maintains its leading position with 45.3% market share. TMH’s average customer base increased by 4.3% year over year. The proportion of postpaid customers increased to 33.1% at June 30, 2006 from 30.1% a year earlier as some of the prepaid customers migrated to more favorable, for example flat-rate postpaid packages.

Within mobile telecommunications services, voice traffic revenues represent the largest portion of revenues. It increased by 7.4% and amounted to HUF 105.1 bn in the first half of 2006. Its growth was mainly driven by the inclusion of Monet as well as the improved voice revenues of Mobimak. The traffic revenue generated by T-Mobile Hungary’s customers increased as well, mainly due to the higher MOU. TMH’s average usage per customer per month measured in MOU increased by 13.3% from 120 minutes in the first half of 2005 to 136 minutes in the same period of 2006. TMH’s monthly average revenue per user (“ARPU”) decreased by 0.6% from HUF 4,847 in the first half of 2005 to HUF 4,816 for the same period of 2006, mainly as a result of lower average per minute fees.

Mobile equipment sales revenues decreased by 1.8% in the first half of 2006 compared to the same period of last year due to lower average price of phonesets, partly offset by higher gross additions to customers at T-Mobile Hungary.

Revenues from mobile telecommunications services at Mobimak increased as a result of higher average number of mobile customers and higher MOU, partly offset by lower per minute rates and lower interconnection prices. The number of Mobimak customers increased by 11.4% and reached 890,953 at June 30, 2006. Mobimak’s average usage per customer per month measured in MOU increased by 8.2% from 61 minutes in the first half of 2005 to 66 minutes in the same period of 2006. The revenue increase in HUF was also supported by the weakening of the HUF against the MKD.

Operating Expenses

Employee-related expenses for the first half of 2006 amounted to HUF 43.8 bn compared to HUF 45.2 bn for the same period in 2005 (a decrease of 3.1%). The decrease is mainly due to lower wage expenses and social security contributions at Magyar Telekom Plc. and Maktel driven by the significant decrease in average headcount. The group headcount figure fell from 13,683 on June 30, 2005 to 11,967 on June 30, 2006. Employee-related expenses decreased at TCG as well, due to the HUF 1.3 bn severance provision booked in the first half of 2005.

The decrease in employee-related expenses was partly offset by the 2.0% average wage rate increase from April 1, 2006 at Magyar Telekom Plc. and the consolidation of 6 months expenses of TCG in 2006 as compared to 3 months expenses in 2005.

Depreciation and amortization increased by 8.4% to HUF 60.7 bn in the first half of 2006 from HUF 56.0 bn in the same period last year. The increase in depreciation is mainly driven by the consolidation of TCG and by the impairment of the Monet, TCG and Internet CG brandnames in the second quarter of 2006 in connection with the rebranding in Montenegro announced in June 2006. In addition, depreciation increased at T-Mobile Hungary due to their higher gross asset base of telecommunications and IT equipments as well as the capitalized UMTS concession. These increases were partly offset by lower depreciation at Magyar Telekom Plc., due to the higher proportion of fully amortized fixed assets in 2006 and the revised useful life of assets in the first half of 2005 caused higher expenses last year.

Payments to other network operators reached HUF 45.0 bn in the first half of 2006 compared to HUF 45.4 bn in the same period of 2005. Mobile outpayments decreased significantly at Magyar Telekom Plc., due to lower traffic and lower fixed to mobile termination rates. Lower roaming outpayments of T-Mobile Hungary were due to discount agreements concluded with mainly other T-Mobile group companies. In addition, many foreign mobile service providers decreased their interconnection tariffs due to EU conformity. Magyar Telekom Plc.’s outpayments to LTOs decreased as well due to lower RIO fees applied retrospectively. These decreases were partly offset by the inclusion of TCG and Orbitel expenses. TMH’s domestic mobile outpayments increased significantly due to higher mobile penetration and increased traffic. With the introduction of flat-rate packages the proportion of calls to other mobile service providers increased, resulting in higher outpayments at T-Mobile Hungary. International outpayments also increased at Magyar Telekom Plc., due to higher outgoing minutes, the weakening of HUF against the EUR and higher average settlement rates.

The cost of telecommunications equipment sales for the first half ended June 30, 2006 was HUF 18.2 bn compared to HUF 15.8 bn for the same period in 2005. The main driver of the strong increase is the higher cost of equipment sales at Magyar Telekom Plc., resulting from different tenders. The sale of phonesets also increased due to intensive Favorit and ADSL campaigns. Higher sales at BCN and Monet also contributed to increase. These increases were partly offset by lower equipment sales cost of T-Mobile Hungary mainly driven by lower average cost of phonesets.

Other operating expenses - net increased by 21.5% year over year. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. Increase in other operating expenses is due to higher fees for outsourcing services (for example real estate management, transportation, customer service and informatics) as well as higher expenses in connection with different projects. Agency fees also grew as a result of higher commissions paid for new subscribers by Magyar Telekom Plc. and T-Mobile Hungary. In the first half of 2006, we paid higher fees for telephone book publishing and concession fees increased as well due to the UMTS fee. Other operating expenses - net include HUF 1.8 bn special items, which are the fees Magyar Telekom incurred relating to the ongoing investigation.

Operating Profit

Operating margin for the first half ended June 30, 2006 was 20.2%, while operating margin for the same period in 2005 was 22.7%. The decrease is mainly due to the fact, that in percentage terms the increase in expenses was higher than the growth in revenues.

Net financial expenses

Net financial expenses were HUF 16.2 bn in the first half of 2006 compared to HUF 15.1 bn in the same period of 2005. Net financial expenses increased mainly due to higher foreign exchange losses resulting from the weakening of the Hungarian forint. Foreign exchange loss increased at Maktel as well due to the unfavorable fluctuations of the MKD against USD and SDR. These increases were partly offset by the HUF 2.7 bn decrease in HUF interest expenses due to lower average HUF interest rates. The proportion of loan portfolio with variable interest rates was higher than a year earlier. Net financial expenses included HUF 2.6 bn net FX loss, HUF 13.3 bn interest expense, HUF 1.6 bn other financial charges and HUF 1.3 bn interest and other financial income in the first half 2006.

Share of associates’ profits/losses after income tax

Share of associates’ profits after income tax amounted to HUF 443 million for the first half of 2006 compared to HUF 62 million for the same period in 2005. Higher profit is mainly due to the improving performance of T-Systems Hungary.

Income tax

Income tax expense decreased from HUF 6.5 bn in the first half 2005 to HUF 5.7 bn in the first of half 2006 mainly due to the lower profit before tax of Magyar Telekom Plc. The decrease was partly offset by higher tax expenses at our subsidiaries reflecting improved profitability.

Minority interests

Minority interests in the first half of 2006 were HUF 5.5 bn compared to HUF 5.2 bn for the same period in 2005. The increase mainly results from the good performance of TCG and Mobimak, partly offset by the lower performance of Maktel.

Analysis of group balance sheets

Total assets and total shareholders’ equity and liabilities as of June 30, 2005 were HUF 1,087 bn. Total assets and total shareholders’ equity and liabilities amounted to HUF 1,107 bn as of June 30, 2006.

Loans and other borrowings

The current portion of loans and other borrowings decreased by 32.4% from June 30, 2005 to HUF 99.1 bn at June 30, 2006. Non current loans and other borrowings decreased by 8.7% from June 30, 2005 to HUF 230.2 bn at June 30, 2006. This slight decrease in the non current portfolio and the significant set-back of the current loan portfolio reflects that Magyar Telekom Plc. has not approved and paid its planned dividend yet and the cashflow of the Magyar Telekom Group has mainly financed the repayments of the current loan portfolio.

At June 30, 2006, almost 100% of the loan portfolio was HUF denominated. At the end of the first half of 2006, 43.2% of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity plus minority interest was 29.6% at June 30, 2006 compared to 38.5% a year earlier.

Analysis of group cashflow

Net cashflows from operating activities decreased by 1.2% compared to the first half of 2005 and amounted to HUF 91,689 million in the same period of 2006 due to higher income tax paid, which was partly offset by lower amount of severance payments in 2006.

Net cashflows from investing activities amounted to minus HUF 74,702 million in the first half of 2006, while it was minus HUF 78,359 million for the same period in 2005. This HUF 3,657 million decrease in cash outflow is predominantly due to the combined effect of the lower amounts paid for the purchase of subsidiaries (as Magyar Telekom Plc. acquired a total share of 76.53% in TCG in 2005) and higher cash outflow in connection with the purchase of tangible and intangible assets, which was HUF 8,599 million higher in the first six months of 2006, than a year earlier.

Net cashflows from financing activities amounted to HUF 4,228 million in the first half of 2005 compared to minus HUF 15,524 million in the same period of 2006. While during the first half of 2005, Magyar Telekom took a net HUF 74,798 million loan, mainly in connection with the dividend payments of Magyar Telekom Plc., in the same period of 2006 it repaid a net HUF 15,448 million as Magyar Telekom Plc. has not paid dividend yet in 2006.

Analysis of segment results

Magyar Telekom divides the two business segments (fixed line and mobile) into Hungarian and international operations, thus the segment reporting information below presents these four activities. The sum of the financial results of the four operations presented below does not equal to the group financial results because of intra- and intersegment eliminations.

Hungarian fixed line operations

Hungarian fixed line operations include Magyar Telekom Plc. and its consolidated subsidiaries, other than T-Mobile Hungary, Pro-M Zrt. and our foreign subsidiaries.

HUF millions	6 months ended June 30, 2005	6 months ended June 30, 2006	Change (%)
Voice - retail revenues	85,333	74,374	(12.8)
Voice - wholesale revenues	8,271	8,587	3.8
Internet	17,981	21,888	21.7
Other revenues	31,546	38,301	21.4
Total revenues	143,131	143,150	0.0
EBITDA	53,439	46,740	(12.5)
Operating profit	22,774	16,188	(28.9)
Property, plant and equipment	364,542	345,395	(5.3)
Intangible assets	31,099	41,111	32.2
Gross additions to tangible and intangible fixed assets	13,652	16,634	21.8

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Revenues from the Hungarian fixed line operations remained stable year over year, however the proportion of revenue elements changed significantly. On the one hand the voice retail revenues decreased almost by HUF 11.0 bn, on the other hand Internet and other revenues increased to the same extent. The domestic outgoing fixed voice business experienced a decline mainly due to price discounts and lower fixed to mobile traffic. International outgoing traffic revenues decreased as well, as a result of lower outgoing traffic and lower per minute rates included in our various tariff packages. The decrease in domestic incoming traffic revenues was mainly due to the application of the new lower RIO prices. This decrease was partly offset by higher LTO call origination and termination traffic in line with the higher customer base of other fixed line telecommunications service providers. Domestic traffic revenues from mobile operators increased significantly due to higher traffic mainly in the mobile to international direction transited by Magyar Telekom Plc. International incoming traffic revenues increased as well, due to higher traffic and the weakening of HUF against EUR, partly offset by lower international average settlement rates. Internet revenues increased by 21.7% in the first half of 2006 compared to the same period of 2005 driven by strong volume increases in the number of ADSL and Internet customers. Other revenues showed a significant growth due to IT service revenues from various projects.

Operating profit of the Hungarian fixed line operations decreased by 28.9%. While total revenues remained stable, operating expenses increased mainly owing to higher other operating expenses — net and cost of equipment sales. These negative effects were partly offset by lower payments to other network operators.

International fixed line operations

International fixed line operations include our foreign subsidiaries, other than Mobimak and Monet as well the related goodwill arising on consolidation.

HUF millions	6 months ended June 30, 2005	6 months ended June 30, 2006	Change (%)
Voice - retail revenues	16,741	19,248	15.0
Voice - wholesale revenues	4,897	7,662	56.5
Internet	1,200	1,888	57.3
Other revenues	3,063	4,238	38.4
Total revenues	25,901	33,036	27.5
EBITDA	9,148	12,863	40.6
Operating profit	4,416	6,424	45.5
Property, plant and equipment	79,836	85,299	6.8
Intangible assets	18,945	22,303	17.7
Gross additions to tangible and intangible fixed assets	2,044	2,433	19.0

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

From the second quarter of 2005, the consolidation of TCG’s fixed line operation had significant effect on the results of the international fixed line operations. TCG’s revenue reached HUF 9.1 bn with an operating profit of HUF 957 million and HUF 3.0 bn EBITDA in the first half of 2006. The closing number of fixed line employees was 972 on June 30, 2006.

Higher subscriptions revenues at Maktel in the first half of 2006 resulted from the higher tariffs, partly offset by the lower average number of customers. The total number of fixed line subscribers at Maktel decreased by 11.2% to 538,189 at June 30, 2006. Domestic outgoing traffic revenues decreased mainly due to usage decrease, partly compensated by higher tariffs. Lower international outgoing traffic revenues resulted from decreased volume of traffic and lower prices. International incoming traffic revenues increased mainly due to higher traffic.

Revenues from Internet showed an increase, resulting from the significantly higher number of ADSL subscribers as well as increased average number of Internet customers. The number of Maktel’s Internet subscribers increased further and reached 106,558 by June 30, 2006 from 80,561 a year earlier.

Increase in operating expenses in the international fixed line operations is mainly due the consolidation of TCG from the second quarter of 2005 (6 months in 2006 vs. 3 months in 2005). The increase in depreciation is mainly driven by the impairment of our Montenegrin subsidiaries’ brandname in connection with their rebranding this year.

Operating expenses in MKD terms decreased slightly at Maktel, but the weakening of HUF against MKD led to higher operating expenses expressed in HUF.

Hungarian mobile operations

Hungarian mobile operations include T-Mobile Hungary and the related goodwill arising on consolidation. In 2006, Hungarian mobile operations also include Pro-M Zrt.’s results.

HUF millions	6 months ended June 30, 2005	6 months ended June 30, 2006	Change (%)
Network usage and access	104,470	106,872	2.3
Enhanced services	16,273	18,408	13.1
Equipment sales and activation	9,663	9,166	(5.1)
Other revenues	913	1,013	11.0
Total revenues	131,319	135,459	3.2
EBITDA	51,843	52,785	1.8
Operating profit	35,151	34,834	(0.9)
Property, plant and equipment	115,690	125,857	8.8
Intangible assets	203,134	202,545	(0.3)
Gross additions to tangible and intangible fixed assets	16,679	22,360	34.1

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Mobile penetration reached 93.8% in Hungary and T-Mobile Hungary accounts for 45.3% market share in the highly competitive mobile market.

Revenues in the Hungarian mobile operations increased by 3.2% in the first half of 2006 compared to the same period in 2005 due to the increase in enhanced services revenues and traffic revenues. T-Mobile Hungary’s customer base increased by 4.9% to 4,279,123 subscribers, including 2,861,524 prepaid customers by June 30, 2006. Average monthly usage per T-Mobile Hungary subscriber increased by 13.3% from 120 minutes in the first half of 2005 to 136 minutes in the same period of 2006. T-Mobile Hungary’s ARPU decreased by 0.6% from HUF 4,847 in the first half of 2005 to HUF 4,816 in the same period of 2006. Revenues from call terminations slightly decreased in the Hungarian mobile operations. While interconnection fees from Magyar Telekom Plc. decreased due to the lower per minute termination fees, interconnection fees received from other mobile service providers increased due to higher mobile penetration and traffic.

Operating profit shows a 0.9% decrease as total operating expenses increased by HUF 4.5 bn and revenues increased by HUF 4.1 bn year over year. Operating expenses increased by 4.6% due to the combined effect of higher depreciation (resulting from higher gross asset base of telecom and informatics equipment as well as capitalized UMTS concession), increased other operating expenses - net (higher fees and levies and higher agency fees) and lower employee-related expenses as well as lower cost of equipment sales.

International mobile operations

International mobile operations include Mobimak, Monet and the related goodwill arising on consolidation.

HUF millions	6 months ended June 30, 2005	6 months ended June 30, 2006	Change (%)
Network usage and access	15,422	19,779	28.3
Enhanced services	1,868	2,465	32.0
Equipment sales and activation	844	1,037	22.9
Other revenues	478	242	(49.4)
Total revenues	18,612	23,523	26.4
EBITDA	9,679	12,333	27.4
Operating profit	5,744	6,542	13.9
Property, plant and equipment	22,467	21,037	(6.4)
Intangible assets	56,633	61,937	9.4
Gross additions to tangible and intangible fixed assets	1,764	2,352	33.3

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

The acquisition of Monet had positive impact on the results of the international mobile operations. Total revenues of Monet amounted to HUF 5.8 bn with an operating profit of HUF 1.5 bn and EBITDA reached HUF 2.6 bn in the first half of 2006. The closing number of Monet employees was 159 at the end of June 2006.

Total revenues of Mobimak in MKD terms increased by 3.7%, which was largely intensified by the 5.4% weakening of the HUF against the MKD. The 9.4% revenue increase in HUF terms in the first half of 2006 was mainly due to higher average customer base. Mobimak’s subscriber base increased significantly by 11.4% to 890,953 including 736,711 prepaid customers on June 30, 2006. Mobimak had 67.7% share in the Macedonian mobile market and mobile penetration was 63.5% at the end of the first half of 2006. Traffic revenues increased due to higher MOU and higher average number of customers, partly offset by lower per minute rates and lower interconnection prices. Enhanced services revenues increased as a result of higher number of SMSs.

Total operating expenses of Mobimak increased by 8.4% in HUF terms mainly due to increase in payments to other network operators and depreciation and amortization, which were partly offset by decrease in other operating expenses - net.

Company name:	Magyar Telekom Plc.
Company address:	H-1013 Budapest Krisztina krt. 55.
Sector:	Telecommunications
Reporting period:	January 1, 2006 — June 30, 2006
Telephone:	36-1-458-04-24
Fax:	36-1-458-04-43
E-mail address:	investor.relations@telekom.hu
Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited		x
Consolidated	x
Accounting principles	Hungarian	IFRS x	Other

PK2. Consolidated Companies with direct ownership of Magyar Telekom Plc.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification
Stonebridge	mEUR 349	100.00%	100.00%	L
Telekom Crne Gore	mEUR 141	76.53%	76.53%	L
BCN Rendszerház	6,191	100.00%	100.00%	L
Pro-M	5,200	100.00%	100.00%	L
InvesTel	4,862	100.00%	100.00%	L
Emitel	3,110	100.00%	100.00%	L
Vidanet	2,000	90.00%	50.00%	L
T-Online Hungary	1,906	100.00%	100.00%	L
Egertel	1,425	100.00%	100.00%	L
T-Kábel Hungary	920	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
Integris Rendszerház	615	100.00%	100.00%	L
EurAccount	450	100.00%	100.00%	L
Dataplex	200	100.00%	100.00%	L
Cardnet	58	72.00%	72.00%	L
Tele-Data	39	50.98%	50.98%	L
ProMoKom	21	100.00%	100.00%	L
X-Byte	20	100.00%	100.00%	L
Mindentudás Egyeteme	5	60.00%	60.00%	L
Matáv	3	100.00%	100.00%	L
Axelero	3	100.00%	100.00%	L
MatávKábel TV	3	100.00%	100.00%	L
Viabridge	mEUR 1.16	100.00%	100.00%	L
Telemacedonia	mEUR 0.01	100.00%	100.00%	L
Novatel Ukraine	mEUR 0.28	100.00%	100.00%	L

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	2,595
Future obligations from rental and operating lease contracts	32,207
Future obligation from capex contracts	18,869
Other future obligations	4,494

1

TSZ2/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	6,364	5,478	6,946
Group	13,683	11,919	11,967

TSZ2/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	5,478	6,992	6,946
Group	11,919	12,014	11,967

RS1. Ownership Structure, Ratio of Holdings and Votes

	Year Opening (January 1st, 2006)				Total equity Closing (June 30th, 2006)
Description of owners	Ownership ratio %	Voting right %	No. of shares	Ownership ratio %	Voting right %	No. of shares
Domestic institution/company	3.48	3.49	36,322,446	4.80	4.81	50,093,544
Foreign institution/company	91.51	91.73	954,250,296	92.19	92.42	961,421,253
Domestic individual	1.45	1.46	15,162,132	1.34	1.34	13,934,595
Foreign individual	0.01	0.01	133,954	0.02	0.02	174,592
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.24	n.a.	2,456,659	0.24	n.a.	2,456,659
Government Institutions	0.35	0.35	3,630,080	0.36	0.36	3,737,714
International Development Institutions	0.00	0.00	0	0.00	0.00	0
Not registered*	1.83	1.83	19,037,080	0.25	0.25	2,609,679
Depositaries	1.13	1.13	11,775,568	0.80	0.80	8,340,179
Other**	0.00	0.00	43,385	0.00	0.00	0
“B” Share	0.00	0.00	1	0.00	0.00	1
Total	100.00	100.00	1,042,811,601	100.00	100.00	1,042,768,216

*Category „Not registered” includes shares deposited on accounts where account holder is not specified. The owners of these shares are mainly foreign, partly domestic institutions.

** The holders of these shares do not wish to be a shareholder of the merged company in connection with the merger of Magyar Telekom Plc. and T-Mobile Hungary Ltd.

RS2. Volume (qty) of treasury shares held in the year under review

	1, January	31, March	30, June	30, September	31, December
Company	2,456,659	2,456,659	2,456,659
Subsidiaries	0	0	0
Total	2,456,659	2,456,659	2,456,659

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,452,081	59.21	59.35	Strategic owner
JP Morgan Chase Bank	Foreign	Depository	78,598,100	7.54	7.56	ADR Depository

2

TSZ3. Senior officers, strategic employees

Type(1)	Name	Position	Beginning of assignment	End of assignment	No. of shares held
SE BM	Elek Straub	Chairman-CEO Board Member	July 17, 1995 May 24, 1995	—	76,338
SE BM	Dr. Klaus Hartmann	Chief Financial Officer Board Member	December 5, 2000 October 27, 2000	—	8,000
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Michael Günther	Board Member	April 26, 2002	—	0
BM	Horst Hermann	Board Member Remuneration Committee Member	April 25, 2003	—	400
BM	Gerhard Mischke	Board Member	April 27, 2005	—	0
BM	Dr. Ralph Rentschler	Board Member Remuneration Committee Member	April 25, 2003	—	0
BM	Dr. György Surányi	Board Member	April 28, 2004	—	0
SBM	Dr. László Pap	Supervisory Board — Chairman Audit Committee Member	May 26, 1997	—	0
SBM	Géza Böhm	Supervisory Board Member	April 26, 2002	—	0
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272
SBM	Dr. Ádám Farkas	Supervisory Board Member Chairman and financial expert of the Audit Committee	April 27, 2005	—	0
SBM	Arne Freund	Supervisory Board Member	April 25, 2003	—	0
SBM	Wolfgang Hauptmann	Supervisory Board Member	April 25, 2003	—	0
SBM	Gellért Kadlót	Supervisory Board Member	April 26, 2002	—	0
SBM	Wolfgang Kniese	Supervisory Board Member	April 27, 2005	—	0
SBM	Dr. Thomas Knoll	Supervisory Board Member	April 27, 2005	—	0
SBM	Dr. Klaus Nitschke	Supervisory Board Member	April 26, 2002	—	0
SBM	György Varju	Supervisory Board Member	April 27, 2005	—	37
SBM	Péter Vermes	Supervisory Board Member Audit Committee Member	June 27, 1995	—	8,800
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	February 1, 1996	—	0
SE	Zoltán Tankó	Chief Operating Officer, Corporate Services Line of Business	January 1, 2002	—	1,100
SE	János Winkler	Chief Operating Officer, Mobile Services Line of Business	March 1, 2006	—	0
Own share property total:					100,947

(1) Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Members of the Board of Directors and Supervisory Board serve until May 31, 2007, unless otherwise stated.

3

ST1. Extraordinary reports published in the period under review

Date	Subject matter, brief summary
January 12, 2006	Magyar Telekom signs project financing loan granted by European Investment Bank
January 20, 2006	János Winkler is the new CEO of T-Mobile Hungary
February 28, 2006	The Court of Registry registered the merger of Magyar Telekom and T-Mobile Hungary
March 6, 2006	Draft resolution to Magyar Telekom’s reference interconnection offer published by the Regulator
March 30, 2006	The Annual General Meeting of Magyar Telekom will not be held at the end of April 2006
April 7, 2006	Magyar Telekom closed the transaction to acquire Dataplex Kft.
April 26, 2006	Magyar Telekom’s Annual General Meeting will be delayed further
April 28, 2006	T-Online signed a contract to gain control of iWiW Kft.
April 28, 2006	Declaration of Magyar Telekom regarding its corporate governance practices based on the Corporate Governance Recommendations published by the Budapest Stock Exchange
May 10, 2006	T-Online concluded an agreement to acquire Adnetwork Kft.
May 22, 2006	The Court of Registry registered the ownership change in PRO-M Zrt. Magyar Telekom Plc. gained direct ownership of 100% of PRO-M Zrt. shares
May 24, 2006	dr. Mihály Patai resigned from his Board membership as of May 23, 2006
May 30, 2006	The General Meeting of MakTel authorized the management of the company to buy a maximum of 10% of the shares of MakTel from the Government of the Republic of Macedonia
May 31, 2006	General Meetings of Emitel and Vidanet, as well as the Quotaholders’ Meeting of Tele-Data decided on dividend payment
June 6, 2006	MakTel won tender to buy 9.9% of its shares from the Macedonian Government
June 12, 2006	MakTel bought an additional 0.1% of the company’s shares at the auction held by the Macedonian Government
June 13, 2006	Rebranding of Macedonian Mobimak to T-Mobile
June 15, 2006	Christopher Mattheisen, the Chief Operating Officer of the Wireline Services Line of Business has resigned as of June 15, 2006
June 16, 2006	Magyar Telekom announced the acquisition of the Hungarian IT company, KFKI
June 26, 2006	The Extraordinary General Meeting of Telekom Montenegro elected new members to the Board of Directors based on Magyar Telekom’s proposal
June 26, 2006	The Extraordinary General Meeting of Telekom Montenegro decided to change the company name and to introduce the “T” brand to the Montenegrin telecommunications market
June 30, 2006	The Board of the Hungarian National Regulatory Authority published its draft resolution regarding the Hungarian mobile voice termination fees
July 3, 2006	Magyar Telekom to notify U.S. Securities and Exchange Commission of late filing of 20-F annual report
July 17, 2006	The Board of the Hungarian National Regulatory Authority has published its draft resolution concerning the new reference unbundling and local bitstream access offer of Magyar Telekom
July 27, 2006	Supervisory Authority measures against Magyar Telekom

Magyar Telekom Plc. publishes its announcements in Magyar Tőkepiac.

Change in the organizational structure

There was no significant change in the organizational structure int he second quarter of 2006.

4

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

	By:	/s/ ELEK STRAUB
	Name:	Elek Straub
	Title:	Chairman and Chief Executive Officer

	By:	/s/ DR. KLAUS HARTMANN
	Name:	dr. Klaus Hartmann
	Title:	Chief Financial Officer and Board member
Date: August 10, 2006